Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca

CHC ANNOUNCES FIRST QUARTER RESULTS

Tuesday, September 13th, 2005, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three months ended July 31, 2005.

Financial Highlights
(in millions, except per share amounts)
	Three Months Ended
	July 31, 2005	July 31, 2004
Revenue	$231.3	$225.5
Operating income	33.4	36.8
Net earnings from continuing operations	18.7	23.3
Net loss from discontinued operations	(0.4)	(0.9)
Net earnings	18.3	22.3

Per share information[1]
Basic
Weighted average number of shares	42.0	41.9
Net earnings from continuing operations	$0.45	$0.56
Net loss from discontinued operations	(0.01)	(0.03)
Net earnings	0.44	0.53

Diluted
Weighted average number of shares	46.1	45.8
Net earnings from continuing operations	$0.41	$0.51
Net loss from discontinued operations	(0.01)	(0.02)
Net earnings	0.40	0.49

[1] Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

Highlights

•
Revenue increased $25.3 million or 11.2% compared to the first quarter of last year, offset by a negative foreign exchange impact (“FX”) of approximately $19.4 million. Excluding FX, revenue in both the Global Operations and Heli-One segments increased by more than 20% from the first quarter of last year.

•	Excluding FX, segment EBITDAR increased in all segments and most significantly in Global Operations where segment EBITDAR increased 25.2% from the first quarter of last year.

•
Operating income for the first quarter was $33.4 million, a decrease of $3.4 million from the same period last year. This decrease was primarily the result of increased restructuring costs of $2.9 million and negative FX of approximately $2.8 million, which was partially offset by increases in segment EBITDAR in each of the Company’s segments.

•
Net earnings from continuing operations for the first quarter were $18.7 million ($0.41 per share, diluted), a decrease of $4.6 million from the first quarter of last year. A comparison of first quarter earnings from continuing operations should consider the following significant variances:

a)	Direct cost increases of approximately $2.0 million (after-tax $1.5 million) or $0.03 per share, diluted, expensed primarily in the Global Operations segment to support short-term future growth.

b)
Restructuring costs and debt settlement cost increases of $1.5 million (after-tax $1.2 million) or $0.03 per share, diluted. Restructuring and debt settlement costs were $3.7 million (after-tax $2.6 million) or $0.06 per share, diluted, in the first quarter and $2.2 million (after-tax $1.4 million) or $0.03 per share, diluted, for the same period last year.

c)
An unfavourable foreign exchange impact of $2.8 million (after-tax $2.1 million) or $0.05 per share, diluted, on operating income largely due to the translation of our foreign subsidiaries results to Canadian dollars.

d)
Interest expense increases of approximately $2.6 million (after-tax $2.0 million) or $0.04 per share, diluted, primarily as a result of higher debt levels related to investments in aircraft deposits, aircraft purchases and other capital assets to support future growth.

e)	Effective average income tax rate increase of 2.7%, which equates to additional income tax expense of $0.6 million or $0.01 per share, diluted.

f)	Direct and general and administration cost reductions in the first quarter of approximately $1.5 million (after-tax $1.1 milion) or $0.02 per share, diluted.

•
Subsequent to quarter end, the Company has agreed to terms for an operating lease facility with a major European bank to finance U.S.$90 million over the next 18 months. The Company has identified aircraft that it owned at the end of the first quarter that will be financed via this facility, which willl result in significant cash inflows for the Company in the second and third quarters.

Investor Conference Call

The Company’s first quarter conference call and webcast will take place Wednesday, September 14, 2005 at 10:30 a.m. EDT. To listen to the conference call, dial 416-640-4127 for local and overseas calls, or toll-free 1-800-814-4857 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode “21150479#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Jo Mark Zurel Senior Vice-President & Chief Financial Officer 604-279-2451	Rick Davis Vice-President, Financial Reporting 604-279-2471

Chris Flanagan Director of Communications 604-279-2493/340-7659

If you wish to be removed or included on the Company's distribution list, please contact communications@chc.ca.

This document may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three Months Ended July 31, 2005

This management’s discussion and analysis (“MD&A”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2005 as set forth in the Company’s Annual Report (the “2005 Annual Filings”).

All information reflected herein is expressed in Canadian dollars and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 13 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at September 13, 2005.

Overview of Results

Revenue for the first quarter was $231.3 million, an increase of $5.8 million from the same period last year. This increase was primarily due to a $25.3 million or 11.2% increase in revenues offset by a negative foreign exchange impact (“FX”) of approximately $16.0 million on the translation of our self sustaining foreign operations to Canadian dollars and approximately $3.4 million on the conversion of revenues transacted in currencies other than the reporting currencies of foreign operations (see Foreign Currency).

Operating income for the first quarter was $33.4 million, a decrease of $3.4 million from the same period last year. This decrease was primarily the result of an increase in restructuring costs of $2.9 million and a negative foreign exchange impact of $2.8 million, which was partially offset by increases in segment EBITDAR in each of the Company’s segments.

Net earnings from continuing operations for the first quarter was $18.7 million ($0.41 per share, diluted) on revenue of $231.3 million as compared to $23.3 million ($0.51 per share, diluted) on revenue of $225.5 million for the same period last year. The decrease of $4.6 million was due primarily to the decrease in operating income as noted above and an increase in interest expense of $2.6 million, primarily as a result of higher debt levels related to investments in aircraft deposits, aircraft purchases and other capital assets to support future growth.

The net loss from discontinued operations for the first quarter was $0.4 million ($0.01 per share, diluted) as compared to a net loss from discontinued operations of $0.9 million ($0.02 per share, diluted) for the same period last year. Net losses from discontinued operations in the current quarter are for the results of CHC Composites Inc. (“Composites”), which has not yet been sold. Net losses from discontinued operations in the first quarter of last year include the results of Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) that were disposed of in the third quarter of the prior year.

Net earnings during the first quarter were $18.3 million ($0.40 per share, diluted) compared to net earnings of $22.3 million ($0.49 per share, diluted) for the same period last year.

Significant Events

New Organizational Structure

Effective May 1, 2005 the Company is organized under a new operational and management structure. This new organizational structure will provide the Company with opportunities for external growth and operational efficiencies that were not realizable prior to the restructuring. Consistent with this new structure the Company has revised its segmented reporting and will report its results under four segments, as follows:

Global Operations

Global Operations, headquartered in Vancouver, Canada, combines the helicopter flying operations of Africa, the Middle East, Asia, Australia and the Americas. Global Operations services oil and gas, emergency medical services (“EMS”) and search and rescue (“SAR”) customers in all jurisdictions outside of Europe.

European Operations

European Operations, headquartered in Aberdeen, Scotland, combines the oil and gas flying operations of North Sea bases in Scotland, Norway, the Netherlands, Denmark and Ireland as well as EMS/SAR and training operations throughout Europe.

Heli-One

Heli-One, headquartered in Vancouver, Canada, combines the Company’s helicopter services support capabilities including repair and overhaul, maintenance, integrated logistics support and aircraft leasing to both internal and external customers. Heli-One operates repair and overhaul facilities in Norway, Canada, Australia and Africa. Heli-One also provides survival suit manufacturing and supply services.

Corporate and Other

Corporate and Other consists of the Company’s corporate offices located in various jurisdictions.

Inter-segment Transactions and Measurement of Segment Results

Heli-One owns or leases substantially all of the Company’s aircraft fleet and provides tip-to-tail maintenance and logistics support to both Global Operations and European Operations in addition to a growing base of external customers. As a result, all aircraft used by the Company’s flying segments are leased from and serviced by Heli-One. Lease, maintenance (power by the hour or “PBH”) and associated transactions between Heli-One and the Company’s flying divisions are at rates benchmarked to industry standards.

As the owner or lessor of the Company’s fleet and as the provider of substantially all maintenance services, Heli-One will recognize a substantial portion of the Company’s segment EBITDAR and operating income and will be responsible for the majority of the Company’s capital assets. All transactions between Heli-One, Global Operations and European Operations are eliminated on consolidation.

The Company has provided segment revenues, segment EBITDAR and operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance.

Comparative Figures for Segmented Reporting

Comparative figures for the first quarter of the prior fiscal year have been restated to reflect the new operational structure as if certain lease, PBH and associated transactions between the Company’s operating segments, as detailed above, had occurred for that period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. The Company’s comparative consolidated results remain unchanged from those previously reported as the restatement relates only to internal and eliminated transactions.

Current Restructuring and Related Activities

The Company continued with its global restructuring initiative in the first quarter and expensed $3.7 million (after-tax $2.6 million) of costs primarily consisting of voluntary retirement and involuntary severance costs, professional and consulting fees, and costs associated with the relocation of a Heli-One repair and overhaul shop from Port Alberni to Vancouver, British Columbia. Restructuring costs of $0.8 million (after-tax $0.5 million) were expensed in the same period of last year.

The Company expects to expense further costs of approximately $15 million in the remainder of the year on the current restructuring initiative. These remaining costs will consist primarily of similar items to those expensed in the first quarter of the current fiscal year and planning for the implementation of a new European ownership structure. As well, the Company expects increased costs in relation to the development of standard IT applications, reporting and control processes. In addition, the Company may incur additional expenses in relation to foreign exchange losses and derivative cancellation costs as a result of transaction, cashflow and legal entity changes made in relation to the restructuring.

In the first quarter, the Company realized direct and general and administration cost reductions of approximately $1.5 million in relation to restructuring changes in all operating segments. To date, the Company has reduced the workforce by approximately 100 primarily in the U.K and in the Netherlands, which includes substantial reductions from Schreiner, which is now consolidated into the Company’s new operating segments. When the current restructuring initiative is complete the Company expects substantial cost savings from these reductions and the following additional items:

•
Further headcount reductions to be realized primarily in Europe, impacting the European Operations and the Heli-One segments. It is important to note that the Company has temporarily increased the number of employees in some jurisdictions to manage the restructuring initiatives in progress and has increased the number of support and line personnel to support newly acquired and developing businesses and future growth. Global Operations, for example, has recently hired over 80 new pilots and engineers to support future contracts.

•	Reduced infrastructure support costs including carrying and lease costs for facilities no longer required (St. John’s, Canada and Hoofddorp, the Netherlands).

•	Improvements in fleet management, procurement, logistics and other operating efficiencies.

•	European ownership restructuring which will provide the Company with increased flexibility in meeting its licensing requirements and reduce average effective tax rates and/or cash tax outflows.

These savings will positively impact operating margins and net income progressively throughout fiscal 2006.

In addition to the restructuring costs incurred in the first quarter, approximately $2 million was expensed for costs to prepare for new activities and contracts for which revenue and EBITDAR will start to be realized in the second half of the current fiscal year. These costs were primarily incurred in the Global Operations segment to mobilize new and reposition existing aircraft, recruitment and training of pilots and engineers and other costs in the Heli-One segment where North American repair and overhaul capabilities and new services including aircraft leasing are being developed.

Divestiture Activities

On September 9, 2005, the Company sold its remaining interest in Canadian Helicopters Limited (“CHL”) and realized net proceeds of approximately $48 million. The Company will record a combined pre-tax gain and dividend income of approximately $20 million on this divestiture in the second quarter. The final gain on sale is subject to adjustments of closing costs and expenses and equity accruals from July 31, 2005 to the date of the sale. Equity earnings of CHL were $1.7 million for the first quarter (2005 - $1.8 million).

During the quarter, the Company signed a Letter of Intent for the sale of its 38% shareholdings in Inversiones Aereas S.L. (“Inaer”), which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval and is expected to close in October 2005. Proceeds are estimated at $45 million. The book value of the investment in Inaer is approximately $22 million at July 31, 2005. Professional fees and other direct costs associated with realizing this potential sale are not yet determinable and will reduce the potential gain on sale arising from this transaction. Equity earnings of Inaer was $1.3 million for the first quarter and approximately the same in the first quarter of last year.

The Company continues to discuss the potential sale of Composites with a number of interested parties. To date no agreement has been reached and any potential agreement is subject to approval by the Government of Newfoundland and Labrador.

Potential Future Acquisition

Subsequent to the quarter end, the Company announced it was granted an irrevocable option to acquire an equity position in Brazilian Helicopter Services (“BHS”) and provide, on an exclusive basis, operational expertise including: safety management systems, maintenance procedures, technical support and flight standards. Heli-One will provide helicopter leasing services and access to its worldwide fleet of aircraft and PBH maintenance support.

BHS is one of the largest helicopter operators in the Brazilian offshore sector, employing a team of more than 200 professionals and operating a fleet of 11 aircraft, including AS332 Super Puma Mk2 and Sikorsky S76 helicopters. BHS operates out of Sao Paulo, Macaé and Farol de Sao Tomé, transporting an average of 14,000 passengers per month and has been providing passenger air transport services to Petrobras since 1992.

There are currently 50 aircraft operating in the Brazilian offshore market primarily for Petrobras. Petrobras, the state-owned oil company, said it plans to invest US$22 billion in exploration and production in order to expand output and build another 10 platforms. In addition, Petrobras has announced its intention to replace a portion of its existing helicopter fleet with new aircraft in the coming year. This may translate into a significant opportunity for both BHS and the Company. In signing the agreement, BHS and the Company are establishing a mutually beneficial, long-term relationship in the rapidly expanding Brazilian offshore sector.

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 50% (2005 - 54%) of the Company's first quarter flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 50% (2005 - 46%) was generated by fixed monthly charges. Because of the significant fixed component, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.

	Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One
Q2-2004	11,926	21,951	33,877	90	66	8
Q3-2004	12,066	19,806	31,872	90	68	9
Q4-2004	15,405	22,451	37,856	110	83	13
Q1-2005	16,481	24,468	40,949	112	82	13
Q2-2005	16,364	24,028	40,392	114	80	13
Q3-2005	17,070	22,927	39,997	122	79	13
Q4-2005	16,778	22,183	38,961	121	81	13
Q1-2006	17,355	23,713	41,068	127	77	14

The following table provides year-to-date information on flying revenue mix by segment and in total by aircraft type for fiscal 2006 and 2005. The mix of aircraft types has changed over the same period in the prior year, with heavy aircraft flying revenue as a percentage of total flying revenue decreasing by 3% and the percentage of medium revenue and fixed wing aircraft flying revenue increasing by 3%. This flying revenue mix change is due primarily to the growth of medium aircraft in the Global Operations segment.

	Year-to-date Flying Revenue Mix
	(in thousands of Canadian dollars)
	Three Months Ended July 31, 2005					Three Months Ended July 31, 2004
	Heavy	Medium	Light	Fixed wing	Total	Heavy	Medium	Light	Fixed wing	Total
Global Ops	$16,994	$48,723	$963	$6,395	$73,075	$14,321	$38,867	$847	$8,429	$62,464
European Ops	86,500	29,051	-	-	115,551	90,882	28,605	527	-	120,014
Total Flying
Revenue	$103,494	$77,774	$963	$6,395	$188,626	$105,203	$67,472	$1,374	$8,429	$182,478
Total %	55%	41%	1%	3%	100%	58%	37%	1%	4%	100%

The following table provides year-to-date information on the hourly and fixed flying revenue by segment (without adjusting for the impact of foreign exchange) for fiscal 2006 and 2005. Fixed flying revenue as a percentage of total flying revenue has increased from 46% last year to 50% this year primarily due to growth in the Company’s Global Operations segment, which includes a higher percentage of fixed charge contracts.

	Flying Revenue - Hourly vs. Fixed
	Three Months Ended July 31
	(in thousands of Canadian dollars)
	Hourly		Fixed		Total
	2005	2004	2005	2004	2005	2004
Global Operations	$23,050	$20,803	$50,025	$41,661	$73,075	$62,464
European Operations	71,698	76,877	43,853	43,137	115,551	120,014
Total	$94,748	$97,680	$93,878	$84,798	$188,626	$182,478
% of Total	50%	54%	50%	46%	100%	100%

The following table provides year-to-date information on segment flying revenue by industry sector for fiscal 2006 and 2005. During the quarter the Company derived approximately 86% of its flying revenue from the oil and gas industry, compared to 85% in the first quarter of last year. Revenue from this industry is primarily derived from oil and gas production support.

	Flying Revenue - By Industry Sector
	Three Months Ended July 31
	(in thousands of Canadian dollars)
	Global Operations		European Operations		Total
	2005	2004	2005	2004	2005	2004
Oil & Gas	$56,901	$46,572	$106,094	$109,254	$162,995	$155,826
EMS/SAR[1]	11,566	10,134	5,316	6,440	16,882	16,574
Other	$4,608	$5,758	$4,141	$4,320	$8,749	$10,078
Total	73,075	62,464	115,551	120,014	188,626	182,478
1Emergency medical services and search and rescue services.

The Company regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. in the U.K. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Company’s largest base (accounting for approximately 28% of total European Operations revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport from fiscal 2002 to fiscal 2006.

	Aberdeen Airport - Helicopter Passengers
	Year Ended April 30
	2006	2005	2004	2003	2002
Q1	115,696	102,228	101,757	116,102	121,868
Q2		104,715	95,227	112,449	123,012
Q3		95,896	87,588	92,918	114,606
Q4		101,132	89,975	92,686	108,247
	115,696	403,971	374,547	414,155	467,733
Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has increased 13.2% from the same period in fiscal 2005. This 13.2% increase is greater than the increase experienced by the European Operations segment in the first quarter primarily due to the loss of the bp and Talisman contracts in the prior fiscal year. However, it is in part because of the general activity increases that the European Operations segment has substantially replaced this lost revenue with new contracts and ad hoc work. It also demonstrates the seasonality in activity levels from quarter to quarter.

Review of Segment Revenue, EBITDAR and Operating Income

The Company includes four reporting segments in its financial statements: Global Operations, European Operations, Heli-One and Corporate and Other. The primary factors considered in identifying segments are: consistency with the Company’s internal operational and management structure, geographic coverage, type of contracts that are entered into, type of aircraft that are utilized and information used by the Company’s key decision makers to evaluate results of operations.

The following table provides first quarter external revenue, segment EBITDAR and operating income variance analysis between fiscal 2006 and 2005. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis (in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & other	Inter-segment Eliminations	Total
Three months ended July 31, 2004	$71,161	$125,029	$29,213	$68	N/A	$225,471
Foreign exchange impact[2]	(8,892)	(8,075)	(2,474)	(3)	N/A	(19,444)
Revenue increase (decrease)	14,555	3,961	6,813	(11)	N/A	25,318
Three months ended July 31, 2005	$76,824	$120,915	$33,552	$54	N/A	$231,345

Total revenue increase (decrease)	$5,663	$(4,114)	$4,339	N/A	N/A	$5,874
% increase (decrease)	8.0%	(3.3%)	14.9%	N/A	N/A	2.6%
% increase (decrease) excluding FX	20.5%	3.2%	23.3%	N/A	N/A	11.2%

Segment EBITDAR Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & other	Inter-segment Eliminations	Total
Three months ended July 31, 2004	$19,553	$28,836	$55,453	$(8,053)	$(36,818)	$58,971
Foreign exchange impact[2]	(2,692)	(2,531)	(137)	28	-	(5,332)
Segment EBITDAR increase (decrease)	4,924	607	55	1,994	(260)	7,320
Three months ended July 31, 2005	$21,785	$26,912	$55,371	$(6,031)	$(37,078)	$60,959

Segment EBITDAR margin[1]
- Last year	27.5%	23.1%	46.5%	N/A	N/A	26.2%
- This year	28.4%	22.3%	44.7%	N/A	N/A	26.3%
Total Segment EBITDAR increase (decrease)	$2,232	$(1,924)	$(82)	$2,022	$(260)	$1,988
% increase (decrease)	11.4%	(6.7%)	(0.1%)	(25.1%)	N/A	3.4%
% increase (decrease) excluding FX	25.2%	2.1%	0.1%	(24.8%)	N/A	12.4%

Operating Income Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & other	Inter-segment Eliminations	Total
Three months ended July 31, 2004	$1,506	$5,806	$38,700	$(9,167)	N/A	$36,845
Foreign exchange impact[2]	(2,096)	(2,194)	1,379	125	N/A	(2,786)
Operating income increase (decrease)	1,147	3,050	(5,508)	629	N/A	(682)
Three months ended July 31, 2005	$557	$6,662	$34,571	$(8,413)	N/A	$33,377

Total operating income increase (decrease)	$(949)	$856	$(4,129)	$754	N/A	$(3,468)
% increase (decrease)	(63.0%)	14.7%	(10.7%)	(8.2%)	N/A	(9.4%)
% increase (decrease) excluding FX	76.2%	52.5%	(14.2%)	(6.9%)	N/A	(1.9%)
1 Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.
2 Includes both translation and transaction foreign exchange impact. See discussion under Foreign Currency.

Divisional Review

Global Operations

Revenue from the Company’s Global Operations segment for the first quarter was $76.8 million, an increase of $5.7 million from the same period last year. This increase was primarily the result of increased flying revenue of $14.6 million (excluding FX) from new and expanded contracts in Turkey, Sudan, Nigeria, Venezuela, Australia and Azerbaijan which was partially offset by a negative foreign exchange impact of $8.9 million. Flying hours increased by 874 hours in the first quarter compared to the first quarter of last year, and by 577 hours compared to the fourth quarter of last year.

Segment EBITDAR for the first quarter was $21.8 million, an increase of $2.2 million from the same period last year. This increase was primarily attributable to a segment EBITDAR increase of $4.9 million earned on increased revenue offset by an unfavourable foreign exchange impact of $2.7 million. Global Operations segment EBITDAR has increased 25.2% from the same quarter last year. Because Global Operations continues to expand at a rapid rate incremental costs of approximately $1.8 million were expensed in the first quarter primarily in relation to the repositioning and mobilization of aircraft and the hiring in recent months of approximately 80 new pilots and engineers to crew these aircraft in various jurisdictions.

Operating income for the first quarter was $0.6 million, a decrease of $0.9 million from the same period last year, primarily due to a $4.9 million increase in segment EBITDAR, offset by increased lease costs of $2.8 million charged by Heli-One, restructuring costs of $0.4 million and a negative foreign exchange impact of $2.1 million. Lease costs have increased primarily due to the increase in the number of aircraft in the Global Operations segment from the first quarter of last year.

Growth in the Global Operations segment is expected to continue as contracts already awarded generate additional revenue and segment EBITDAR and as new opportunities develop in Brazil in relation to the Company’s potential acquisition of an equity position in BHS and in West Africa where additional fixed-wing aircraft will be deployed by the fourth quarter of fiscal 2006.

Subsequent to the quarter end, Global Operations, through BHS, has submitted a tender to Petrobras for a total of 22 new medium helicopters. The contract award is expected to be announced in October for a potential start next spring.

At July 31, 2005 there were 127 aircraft operating in this segment consisting of 20 heavy, 85 medium, 8 light and 14 fixed-wing.

European Operations

Revenue from the Company’s European Operations segment for the first quarter was $120.9 million, a decrease of $4.1 million from the same period last year. This decrease was attributable to an unfavourable foreign exchange impact of $8.1 million partially offset by an increase in flying revenue of $4.0 million (excluding the impact of foreign exchange). The increase in flying revenue relates primarily to increased revenue from Norsk Hydro, Total and increases from other long-term and ad hoc customers throughout the North Sea. Flying revenue increases were realized despite lower revenue from bp and Talisman as these contracts have expired. Flying hours of 23,713 decreased by 755 hours in the first quarter versus the first quarter of last year primarily due to the loss of the low margin bp contract and Talisman contract together representing 2,724 flying hours in the first quarter of last year. European Operations flying hours have increased 1,530 hours from the recent fourth quarter of last year and will continue to increase in the second quarter with the start-up of the recently announced Nexen Petroleum U.K. Limited and Marathon Oil U.K. Ltd. contracts.

Segment EBITDAR for the first quarter was $26.9 million, a decrease of $1.9 million from the same period last year. This decrease was primarily attributable to an unfavourable foreign exchange impact of $2.5 million partially offset by an increase in segment EBITDAR of $0.6 million earned on the increase in flying revenue noted above.

Operating income for the first quarter was $6.7 million, an increase of $0.9 million from the same period last year, primarily due to increased segment EBITDAR of $0.6 million and decreased lease costs of $3.1 million, charged by Heli-One, partially offset by an unfavourable foreign exchange impact of $2.2 million. Lease costs have decreased as several aircraft previously deployed in the North Sea have been reassigned to contracts in Global Operations. Segment EBITDAR was also negatively impacted by incremental direct costs as a result of delays in deployment of certain aircraft in the quarter.

During the first quarter the Company successfully negotiated a five-year U.K. pilot union agreement. The agreement provides a 5 year pay deal and a restructuring of the final salary pension arrangement which will yield lower pension costs.

Subsequent to the quarter, European Operations submitted a bid to the Maritime and Coast Guard Agency, U.K. Department for Transport for search and rescue services for the provision of seven heavy aircraft. The contract award is expected to be announced this fall for a July 2007 start.

At July 31, 2005 there were 77 aircraft operating in this segment, consisting of 51 heavy and 26 medium aircraft.

Heli-One

Revenue from external customers for the Heli-One segment for the first quarter was $33.6 million, an increase of $4.3 million from the first quarter of last year. This increase was primarily attributable to growth from newly acquired businesses which generated revenue of $6.3 million. Revenue from these businesses was slowed somewhat in the first quarter by the relocation of one of the Company’s repair and overhaul facilities from Port Alberni, Canada to Vancouver, Canada. Revenue growth was partially offset by an unfavourable foreign exchange impact of $2.5 million. Internal revenues for Heli-One were $90.3 million, an increase of $0.2 million from the first quarter of last year. Internal revenues are expected to grow as Global Operations and European Operations deploy more aircraft and increase flying activity. Heli-One’s total revenue in the quarter was $123.8 million compared to $119.3 million in the first quarter of last year.

Segment EBITDAR for the first quarter was $55.4 million, a decrease of $0.1 million from the first quarter of last year. This decrease was primarily attributable to an increase in direct costs in relation to the development of Heli-One and a small unfavourable foreign exchange impact offset by a small increase in segment EBITDAR from increased revenue. Direct costs incurred to build-up Heli-One capabilities included costs to consolidate and develop North American repair and overhaul facilities and develop new services including aircraft leasing for external customers.

Operating income for the first quarter was $34.6 million, a decrease of $4.1 million from the first quarter last year. This decrease was primarily due to restructuring costs of $1.0 million, increased amortization of $0.9 million, reduced gains from the sale of assets of $0.9 million and increased lease costs of approximately $1.3 million due to the introduction of higher cost aircraft, including two S-92 helicopters, and an increase in the interest component of lease costs. These items were partially offset by a favourable foreign exchange impact of $1.4 million.

The Company believes future opportunities for Heli-One are significant. Heli-One has committed to purchase seven heavy and 27 medium aircraft expected to be delivered by the end of fiscal 2007 and has options to purchase up to four heavy and 31 medium aircraft over the next five years. The Company expects that the majority of these aircraft will be used internally to support continued growth. As well, significant opportunities exist from the continued development of Heli-One’s North American repair and overhaul facilities.

Corporate and Other

Corporate and Other segment EBITDAR costs of $6.0 million in the first quarter decreased $2.0 million from the same period last year. The primary reasons for the decrease were adjustments in claim reserves for various insured risks and a reduction in the Schreiner corporate office costs as a result of restructuring changes made in that jurisdiction offset by increases in variable compensation costs.

Debt Settlement Costs

No debt settlement costs were incurred in the first quarter, compared to $1.4 million in the first quarter of last year. Debt settlement costs were incurred in the first quarter of last year in relation to the redemption of the Company’s remaining 11¾% senior subordinated notes and 8% subordinated debentures.

Financing Charges

Financing charges of $12.0 million were expensed in the first quarter, compared to $9.0 million expensed in the first quarter of last year. The increase of $3.0 million relates primarily to a $2.6 million increase in interest on long-term debt relating to the increase in total debt due to investment in aircraft deposits, aircraft purchases and other capital assets made in the last twelve months and an increase of $0.4 million in foreign exchange losses on foreign currency denominated working capital and long-term debt.

Equity Earnings of Associated Companies

Equity earnings of associated companies for the first quarter was $3.2 million compared to $3.1 million in the first quarter of last year. Equity earnings for both Inaer and CHL were the same as the prior year.

Income Taxes

Income tax provision on earnings from continuing operations for the first quarter was $5.8 million compared to $6.3 million in the same period last year. The Company’s average effective tax rate, excluding tax associated with discontinued operations restructuring and debt settlement costs, for the first quarter was 24.8% compared to 22.1% for the same period last year. The higher rate was primarily the result of increased earnings in jurisdictions with higher income tax rates as noted below. Corporate restructuring initiatives should have a positive impact on the Company’s future average effective tax rate.

Operating activities

The Company generated $46.3 million of operating cash flow (before changes in non-cash working capital) during the first quarter, an increase of $5.8 million from the $40.5 million generated during the first quarter of last year. This increase is due primarily to an $8.4 million decrease in advance rental payments, offset by a $4.6 million reduction in net earnings from continuing operations and various other differences.

Increases in working capital during the first quarter was $56.1 million (2005 - $14.5 million), primarily due to a $28.2 million reduction in accounts payable and a $25.2 million increase in accounts receivable. The $28.2 million decrease in accounts payable included a $10 million semi-annual payment of interest on the Company's senior subordinate notes and the paying down of some large payable balances that had accrued at April 30, 2005. The $25.2 million increase in accounts receivable included,

•
An approximate $6 million increase in accounts receivable from a customer which is in dispute with the Company for failure to deliver aircraft on specified dates. Approximately $3 million of this amount has now been collected.

•	Temporary increases of receivables in the U.K. and Africa of approximately $18 million. Approximately 50% of these amounts have now been collected since July 31, 2005.

In addition to these increases, the Company invested $5.3 million in new inventory to support its expanding fleet of aircraft operated by the Company's flying segments and Heli-One's third party customers.

As a result of this increase in working capital, net operating cash flow for the quarter was ($9.8) million, a decrease of $35.8 million from the first quarter of last year.

Financing activities

The Company’s total net debt increased by $72.9 million primarily to support investing activities during the first quarter of fiscal 2006 as follows:

Change in Total Net Debt Position (1) During Q1– 2006 (in millions of Canadian dollars)
Opening balance, April 30, 2005	$575.7
Increase in net debt	94.0
Foreign exchange	(21.1)
Ending balance, July 31, 2005	$648.6

(1) Net debt is comprised of total debt, less cash and cash equivalents.

Financing activities generated cash of $75.7 million for the first quarter compared to $12.0 million generated for the first quarter of last year. Total long-term debt proceeds of $85.4 million were offset by $6.7 million in long-term debt repayments. The net proceeds were used primarily to support investing activities.

Subsequent to quarter end, the Company has agreed to terms for an operating lease facility with a major European bank to lease finance U.S.$90 million of helicopters over the next 18 months. This facility will allow the Company to move aircraft among jurisdictions, as long as pre-negotiated percentages of facility value are maintained in primary and non-primary operating jurisdictions. The Company has identified aircraft that it owned at the end of the first quarter that will be financed via this facility, which will result in significant net cash inflows for the Company in the second and third quarters of fiscal 2006.

During the quarter the Company paid a quarterly dividend of $3.2 million.

At July 31, 2005, the Company had unused capacity under its credit facilities of $157.7 million (April 30, 2005 - $232.7 million) and cash and cash equivalents of $33.8 million, for a total of $191.5 million (April 30, 2005 - $284.1 million).

Investing activities

Cash used for investing activities was $79.3 million for the first quarter compared to $61.6 million for the first quarter of last year. Additions to property and equipment during the quarter totalled $24.2 million. This was comprised of (i) $14.4 million for the purchase of two aircraft; (ii) $4.1million for aircraft modifications; (iii) $1.1 million related to buildings and hangars; and (iv) $4.6 million for other equipment. Aircraft expenditures were comprised of a combined aircraft purchase price of $29.1 million less the application of deposits of $14.7 million, for a net amount of $14.4 million. The Company made additional aircraft deposits of $41.2 million during the first quarter.

Capital expenditures for helicopter major components during the first quarter totalled $12.7 million. The Company also incurred expenditures of $1.0 million for helicopter major inspections.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2005 Annual Filings and as detailed in the Company’s 2005 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDAR is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable foreign exchange impact on revenue for the three months ended July 31, 2005 was $19.4 million. This consisted of an unfavourable translation impact of $16.0 million and a $3.4 million unfavourable transaction impact.

The total unfavourable foreign exchange impact on operating income for the three months ended July 31, 2005 was $2.8 million. This consisted of an unfavourable translation impact of $2.1 million and an unfavourable transaction impact of $0.7 million

As at July 31, 2005, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

		(Thousands)
Currency		Debt in Original Currency	Canadian Equivalent
Euro		€56,433	$83,905
Pound sterling		£9,583	20,669
U.S. dollar	U.S.	$463,000	567,592
Canadian dollar		$10,224	10,224
Cash and cash equivalents (various currencies)			(33,805)
Total Net Debt			$648,585

Of the U.S. $463 million of US dollar denominated debt at July 31, 2005, U.S. $94 million, U.S. $30 million and U.S. $137 million were converted to £55 million, #eu#25 million and NOK 856 million respectively through the use of currency swaps.

	Year-to-date Average Foreign Exchange Rates
	July 31, 2005	July 31, 2004
USD – CAD	1.2398	1.3523
NOK – CAD	0.1914	0.1973
GBP – CAD	2.2430	2.4619
Euro – CAD	1.5247	1.6421

As the table above indicates, the Canadian dollar has strengthened against all currencies listed.

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, currency swaps, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plan. The Company does not enter into derivative transactions for speculative or trading purposes.

During the period ended July 31, 2005, the Company continued its designation of its U.S. $400 million 7⅜% senior subordinated notes and related currency swaps as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands and Norway. The Company also has designated other pound sterling, euro and U.S. dollar denominated debt as hedges of its net investments in its self-sustaining operations in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on debt, the net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

In addition, the Company has hedged its obligations under its stock appreciation rights plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price.

Fleet

At July 31, 2005 the Company’s fleet consisted of 154 owned aircraft and 64 aircraft under operating leases. Seventy-seven of these aircraft are deployed in European Operations (primarily in the North Sea) with the other 141 deployed throughout the world. In addition, 236 aircraft were deployed in the Company’s 41.75% owned Canadian onshore helicopter operations (Canadian Helicopters Limited), the Company’s 40% owned Nigeria helicopter operations (Aero Contractors of Nigeria) and the Company’s 38% owned investment in Inaer, the largest onshore and offshore helicopter operator in Spain, for a combined total of 454 aircraft.

The following table outlines the changes in the Company’s fleet during the first quarter of fiscal 2006:

Fleet Summary

Fleet Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at April 30, 2005	76	115	10	14	215	152	63
Increases (decreases) during the period:
Purchase of AS365N3		1			1	1
Lease of AS365N2		1			1		1
Purchase of S-92	1				1	1
Fleet at July 31, 2005	77	117	10	14	218	154	64

Fleet deployment as at July 31, 2005

Global Operations	20	85	8	14	127	103	24
European Operations	51	26	-	-	77	40	37
Heli-One	6	6	2	-	14	11	3
	77	117	10	14	218	154	64

During the first quarter, the Company incurred aircraft operating lease costs of $15.4 million compared to $14.6 million in the same period last year. As at July 31, 2005, there were two fewer leased aircraft compared to the same period last year. Lease costs increased due to new leases of higher cost aircraft including two S-92 aircraft compared to the first quarter of the previous year and an increase in the interest component of lease charges.

The Company has entered into operating leases with third-party lessors in respect of 64 aircraft included in the Company’s fleet at July 31, 2005. Forty-six of these leases are long-term with expiry dates ranging from 2006 to 2013. The Company has an option to purchase these aircraft at market values or agreed amounts at the end of the majority of these long-term leases.

At July 31, 2005 the Company operated 19 aircraft under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2006 to 2012.

Based on appraisals by independent helicopter valuation companies as at April 30, 2005, the estimated fair market value of the aircraft leased from VIEs is $165.4 million as at July 31, 2005. The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $16.4 million as at July 31, 2005.

The future minimum lease payments required under aircraft operating leases are as follows (based on July 31, 2005 interest rates and foreign exchange rates):

2006	$41.1	million
2007	44.3	million
2008	38.9	million
2009	35.7	million
2010	31.0	million
And thereafter:	35.3	million
Total	$226.3	million

In addition to aircraft leases, the Company has approximately $4 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on an independent appraisal as at April 30, 2005, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at July 31, 2005 was US $523.7 million (CDN $641.9 million), exceeding its recorded net book value by approximately CDN $71.8 million (April 30, 2005 - $53.2 million). The increase in the appraisal surplus from April 30, 2005 is primarily attributable to the strengthening of the U.S. dollar, the currency in which appraisals are performed, against the functional currency of the Company’s foreign subsidiaries.

As at July 31, 2005 the Company had ordered and made deposits for a number of aircraft. At July 31, 2005, the Company had committed to purchase seven heavy and 27 medium aircraft. Where possible, the Company intends to obtain the use of these aircraft through operating leases.

Executive and Senior Management Compensation Plans

During the first quarter, the Company revised its Short Term Incentive Plan (“STIP”) for executives and senior management employees. The purpose of the revised STIP is to reward plan participants based on controllable factors which contribute to improved performance of the company. Participants receive a bonus based upon the Company’s performance measured against predetermined targets, with bonuses based on a percentage of base salary.

During the quarter, the Company also initiated a Long-Term Incentive Plan for executives and senior management employees. The plan is designed to reward the participants based upon long-term performance of the Company. Under the plan, executives and senior management are granted performance stock units (“LTIP PSUs”), which are a notional Class A subordinate voting share. These LTIP PSUs have a three-year vesting term after which the holder is entitled to a cash award calculated on the basis of the market value of the Company’s shares at the end of the vesting term adjusted by a performance factor. At July 31, 2005, there were 136,000 LTIP PSUs issued and outstanding.

During the quarter the Company granted 505,000 stock options under its existing Employee Share Option Plan to executives and senior management employees with a grant date of June 29, 2005. The Employee Share Option Plan is intended to serve as a long-term incentive plan that will align the interests of management with the interests of shareholders. Each option entitles the employee to two Class A subordinate voting shares. The options vest at a rate of 20% per year annually on the anniversary date with an option term of 10 years.

Compensation expense for the quarter in respect of these plans was $1.5 million.

The STIP and the LTIP are replacements of the Company’s Total Shareholder Return bonus plan (the “TSR Plan”) and other short-term bonus plans, and apply to a larger group of the Company's employees. The Company anticipates that the amounts expensed under these variable compensation plans will approximate those expensed in fiscal 2005.

Seasonality

In addition to the impact of seasonality on the Company’s revenue and net earnings as discussed under “Quarterly Information”, there are seasonal variations in earnings related to the Company’s 41.75% investment in Canadian Helicopters Limited and from the Company’s 38% investment in Inaer. Both companies have significant revenue from onshore operations that is more seasonal than offshore operations.

Share Data

The number of issued and outstanding shares and stock options as at August 31, 2005 was as follows:

(000's)
Class A subordinate voting shares	36,837
Class B multiple voting shares	5,866
Ordinary shares	22,000
Stock Options	1,913

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at August 31, 2005 remained unchanged from July 31, 2005 as detailed in Note 7 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2005 Annual Filings remain unchanged at July 31, 2005.

Change in Accounting Policies

There have been no changes in accounting policies and methods of their application from the 2005 audited annual financial statements of the Company.

Related Party Transactions

1.
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) and, as well, parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three month periods ended July 31, 2005 and 2004 are summarized as follows:

	Three Months Ended
	July 31, 2005	July 31, 2004
Revenues	$14,198	$15,118
Direct costs	$38	$349
Capital asset additions	$1,434	$2,670

	July 31, 2005	April 30, 2005
Net amounts receivable in respect of such revenues, direct costs and capital asset additions	$17,115	$15,044

2.
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2005 - $0.2 million), including amortization of the above noted discount, was recorded on the loan during the three month period ended July 31, 2005.

Contingent Liability

The Company was not able to deploy certain heavy aircraft in Norway, as specified by contract, in the fourth quarter of the previous fiscal year and in the first quarter of the current fiscal year due to the late delivery of aircraft by the manufacturer.

The customer believes it is entitled to compensation for the late deployment of these aircraft. The Company’s interpretation of the contract is that no compensation is payable. The customer and the Company continue with discussions to resolve this issue however, the eventual outcome of these discussions is currently unknown.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings (loss), total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each of the eight most recent quarters.

Period	Revenue[1]	Net earnings from continuing operations	Net earnings (loss)	Total assets	Total long-term liabilities	Cash dividends per share declared	Net earnings per share Continuing Operations		Net earnings (loss) per share
(in millions of Canadian dollars)							Basic	Diluted	Basic	Diluted
Q2-2004	$172.6	16.0	15.5	1,114.4	555.9	-	0.38	0.35	0.37	0.34
Q3-2004	$169.0	10.0	9.0	1,162.0	572.7	0.25	0.24	0.22	0.23	0.20
Q4-2004	$209.4	25.8	25.4	1,534.9	814.3	-	0.62	0.57	0.61	0.56
Q1-2005	$225.5	23.3	22.3	1,520.7	824.0	-	0.56	0.51	0.53	0.49
Q2-2005	$225.3	16.0	(1.3)	1,534.2	846.7	0.30	0.38	0.35	(0.03)	(0.03)
Q3-2005	$226.1	17.3	22.8	1,644.7	915.0	-	0.41	0.38	0.55	0.50
Q4-2005	$226.4	17.0	18.8	1,743.2	942.0	-	0.40	0.37	0.44	0.41
Q1-2006	$231.3	18.7	18.3	1,702.8	972.8	-	0.45	0.41	0.44	0.40

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities and the Company's equity accounted investments.

Foreign exchange has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2006 and 2005, in comparison to quarterly revenues for fiscal 2005 and 2004, have been impacted by foreign exchange in the following amounts: Q1-$19.4 million, Q2-$1.3 million, Q3-$(3.4) million and Q4-$(3.8) million.

Quarterly revenue net earnings from continuing operations and net earnings in the table above were impacted by the following items that affect their comparability:

1.	In Q2 of fiscal 2005, the Company incurred a tax asset reduction of $4.2 million relating to a tax rate change in the Netherlands which increased income tax expense by the same amount in the period.

2.	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

3.
In Q3 of fiscal 2005, the Company incurred net-of-tax gain on the sale of SAMCO and Schreiner Canada of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2005.

Summary financial data - U.S. Dollars

Certain summary financial data from the July 31, 2005 unaudited consolidated interim financial statements have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at July 31, 2005 of $1.2259 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)
	Three Months Ended July 31, 2005	Year Ended April 30,2005
Revenue	$188.7	$736.9
Operating income	27.2	107.1
Net earnings from continuing operations	15.2	60.0
Net loss from discontinued operations	(0.3)	(9.0)
Net earnings	14.9	51.0

Per Share Information

Basic
Net earnings from continuing operations	$0.37	$1.43
Net loss from discontinued operations	(0.01)	(0.21)
Net earnings	0.36	1.22
Diluted
Net earnings from continuing operations	$0.33	$1.31
Net loss from discontinued operations	(0.01)	(0.20)
Net earnings	0.32	1.11

CHC Helicopter Corporation Consolidated Balance Sheets Unaudited (in thousands of Canadian dollars) Incorporated under the laws of Canada

	As at
	July 31, 2005	April 30, 2005
Assets
Current assets
Cash and cash equivalents	$33,805	$51,391
Receivables	233,673	216,810
Future income tax assets	21,423	23,802
Inventory	203,891	216,513
Prepaid expenses	10,663	7,991
Assets of discontinued operations (Note 2)	13,889	12,657
	517,344	529,164
Property and equipment, net	816,608	851,210
Investments (Note 14)	59,892	58,806
Intangible assets	6,113	6,499
Goodwill	7,550	8,861
Other assets	247,034	235,016
Future income tax assets	44,847	50,184
Assets of discontinued operations (Note 2)	3,402	3,495
	$1,702,790	$1,743,235
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$167,308	$212,965
Deferred revenue and redelivery obligations	11,888	22,574
Dividends payable	3,201	6,404
Income taxes payable	28,616	23,628
Future income tax liabilities	215	705
Current portion of debt obligations	23,358	26,812
Liabilities of discontinued operations (Note 2)	2,186	2,153
	236,772	295,241
Long-term debt	168,672	97,543
Senior subordinated notes	490,360	502,760
Other liabilities	128,815	142,507
Future income tax liabilities	181,656	195,692
Liabilities of discontinued operations (Note 2)	3,325	3,493
Shareholders’ equity	493,190	505,999
	$1,702,790	$1,743,235
See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)
	Three Months Ended
	July 31, 2005	July 31, 2004

Revenue	$231,345	$225,471
Direct costs	(179,609)	(172,313)
General and administration costs	(6,176)	(8,759)
Amortization	(8,617)	(7,800)
Restructuring costs (Note 6)	(3,735)	(816)
Gain on disposals of assets	169	1,062
Operating income	33,377	36,845
Debt settlement costs	-	(1,360)
Financing charges (Note 5)	(12,041)	(8,999)
Earnings from continuing operations before
income taxes and undernoted items	21,336	26,486
Non-controlling interest	(3)	-
Equity earnings of associated companies (Note 14)	3,179	3,092
Income tax provision	(5,831)	(6,312)
Net earnings from continuing operations	18,681	23,266
Net loss from discontinued operations (Note 2)	(428)	(923)
Net earnings	$18,253	$22,343

Earnings (loss) per share (Note 8)

Net earnings from continuing operations	$0.45	$0.56
Net loss from discontinued operations	(0.01)	(0.03)
Net earnings	0.44	0.53
Diluted
Net earnings from continuing operations	$0.41	$0.51
Net loss from discontinued operations	(0.01)	(0.02)
Net earnings	0.40	0.49

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity Unaudited (in thousands of Canadian dollars, except per share amounts)

	Three Months Ended
	July 31, 2005	July 31, 2004
Retained earnings, beginning of period	$279,620	$229,866
Net earnings	18,253	22,343
Retained earnings, end of period	297,873	252,209
Capital stock (Note 7)	239,525	239,161
Contributed surplus	3,446	3,291
Foreign currency translation adjustment	(47,654)	(30,904)
Total shareholders’ equity	$493,190	$463,757
See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Cash Flows Unaudited (in thousands of Canadian dollars)

	Three Months Ended
	July 31, 2005	July 31, 2004
Operating activities
Net earnings from continuing operations	$18,681	$23,266
Non-operating items and items not involving cash:
Amortization	8,617	7,800
Amortization of major components recorded as operating expense	15,961	16,991
Gain on disposals of assets	(169)	(1,062)
Equity in earnings of associated companies	(3,179)	(3,092
Future income taxes	(541)	1,672
Defined benefit pension plans	4,486	4,452
Amortization of contract credits and deferred gains	(3,099)	(2,800)
Non-cash financing charges	559	842
Advance aircraft rental payments	388	(8,038)
Other	4,551	503
	46,255	40,534
Change in non-cash working capital	(56,073)	(14,509)
Cash flow from operations	(9,818)	26,025
Financing Activities
Long-term debt proceeds	85,431	36,458
Long-term debt repayments	(6,719)	(20,227)
Dividends paid	(3,203)	(2,663)
Capital stock issued	55	733
Deferred financing costs	174	(176)
Other	-	(2,083)
	75,738	12,042
Investing activities
Property and equipment additions	(24,182)	(86,865)
Helicopter major inspections	(1,028)	(4,028)
Helicopter components	(12,749)	(18,908)
Proceeds from disposal of assets	17	59,935
Aircraft deposits	(41,227)	(12,497)
Restricted cash	(1,336)	6,014
Other	1,248	(5,202)
	(79,257)	(61,551)
Effect of exchange rate changes on cash and cash equivalents	(2,280)	(266)
Cash used in continuing operations	(15,617)	(23,750)
Cash provided by (used in) discontinued operations (Note 2)	(1,969)	223
Change in cash and cash equivalents during the period	(17,586)	(23,527)
Cash and cash equivalents, beginning of period	51,391	61,079
Cash and cash equivalents, end of period	$33,805	$37,552
See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited, interim, consolidated financial statements include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 13. The disclosures in these interim financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s 2005 audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of application as the annual financial statements of the Company.

In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. Financial results for the three months ended July 31, 2005 are not necessarily indicative of financial results for the full year.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are to the Company’s segmented reporting due to the current restructuring (Note 3) and discontinued operations (Note 2).

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Discontinued operations

During the third quarter of fiscal 2005 the Company sold two non-core components of the Schreiner group of companies legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $8.6 million.

The potential sale of the remaining business held for sale, CHC Composites Inc. (“Composites”), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador. The sale of Composites has not yet been consummated and therefore the disposal has not been reflected in these statements nor have the long-term assets and liabilities of this business been reclassified as current at July 31, 2005. The assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in Q2 of the prior fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million) of this business. This fair value estimate is subject to adjustment as the sale of this remaining business is consummated or as assumptions used in the valuation change.

The operating results from these discontinued businesses have been recorded in earnings from discontinued operations, up to the date of disposition. Operating results from discontinued businesses include imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction.

The following tables present the consolidated balance sheets and consolidated statements of earnings of discontinued operations included in the consolidated financial statements:

	As at
	July 31, 2005	April 30, 2005
Assets
Receivables	$6,121	$5,455
Inventory	7,371	6,804
Prepaid expenses	397	398
	13,889	12,657
Property and equipment, net	3,402	3,495
	17,291	16,152
Liabilities
Payables and accruals	2,186	2,153
Other liabilities	3,325	3,493
	5,511	5,646
Net assets of discontinued operations	$11,780	$10,506

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Discontinued operations (cont’d)

	Three Months Ended
	July 31, 2005	July 31, 2004
Revenue from discontinued operations	$3,009	$7,373
Operating loss from discontinued operations	$(428)	$(1,290)
Net loss from discontinued operations	$(428)	$(923)

3.	Segment information

On May 1, 2005, as a result of a restructuring, the Company’s operating segments were revised to reflect the current operating and management structure. The Company now operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This new segment classification is representative of the Company’s current business strategy and reflects the Company’s revised internal reporting practices. The Company has provided segment revenues, segment EBITDAR and operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information (cont’d)

	Three Months Ended July 31, 2005
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$76,824	$120,915	$33,552	$54	$-	$231,345
Inter-segment revenues	319	2,102	90,258	91	(92,770)	-
Total revenue	77,143	123,017	123,810	145	(92,770)	231,345
Direct costs[1]	(55,358)	(96,105)	(68,439)	-	55,692	(164,210)
General and administration costs	-	-	-	(6,176)	-	(6,176)
Segment EBITDAR[2]	21,785	26,912	55,371	(6,031)	(37,078)	60,959
Aircraft lease and associated costs[1]
- Internal	(18,026)	(18,322)	(608)	(122)	37,078	-
- External	(1,817)	(239)	(13,343)	-	-	(15,399)
Segment EBITDA[3]	1,942	8,351	41,420	(6,153)	-	45,560
Amortization	(931)	(1,345)	(6,048)	(293)	-	(8,617)
Restructuring costs	(443)	(345)	(990)	(1,957)	-	(3,735)
Gain (loss) on disposal of assets	(11)	1	189	(10)	-	169
Operating income (loss)	$557	$6,662	$34,571	$(8,413)	$-	33,377
Financing charges						(12,041)
Earnings from continuing operations before income taxes and undernoted items						21,336
Non-controlling interest						(3)
Equity earnings of associated companies						3,179
Income tax provision						(5,831)
Net earnings from continuing operations						18,681
Net loss from discontinued operations						(428)
Net earnings						$18,253

	Three Months Ended July 31, 2004 [8]
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$71,161	$125,029	$29,213	$68	$-	$225,471
Inter-segment revenues	-	3,213	90,080	638	(93,931)	-
Total revenue	71,161	128,242	119,293	706	(93,931)	225,471
Direct costs[1]	(51,608)	(99,406)	(63,840)	-	57,113	(157,741)
General and administration costs	-	-	-	(8,759)	-	(8,759)
Segment EBITDAR[2]	19,553	28,836	55,453	(8,053)	(36,818)	58,971
Aircraft lease and associated costs[1]
- Internal	(15,174)	(21,644)	-	-	36,818	-
- External	(1,910)	-	(12,662)	-	-	(14,572)
Segment EBITDA[3]	2,469	7,192	42,791	(8,053)	-	44,399
Amortization	(963)	(1,386)	(5,153)	(298)	-	(7,800)
Restructuring costs	-	-	-	(816)	-	(816)
Gain on disposal of assets	-	-	1,062	-	-	1,062
Operating income (loss)	$1,506	$5,806	$38,700	$(9,167)	$-	36,845
Debt settlement costs						(1,360)
Financing charges						(8,999)
Earnings from continuing operations before income taxes and undernoted items						26,486
Equity earnings of associated companies						3,092
Income tax provision						(6,312)
Net earnings from continuing operations						23,266
Net loss from discontinued operations						(923)
Net earnings						$22,343

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information (cont’d)

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before lease and aircraft lease and associated costs.
3.
Segment EBITDA is defined as segment earnings before amortization, restructuring costs, gain (loss) on disposals of assets, debt settlement costs, financing charges, non-controlling interest, equity in earnings of associated companies, and income tax provision.

4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the U.K., Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.	Heli-one - includes helicopter lease and repair and overhaul operations based in Norway, the U.K., and Canada and the survival suit and safety equipment production businesses.
7.	Corporate and other - includes corporate offices costs in various jurisdictions.
8.
Comparative information has been reclassified to reflect the results of discontinued operations (Note 2) and the change in the Company’s operating segments. Comparative figures have also been restated to reflect segment results as if certain lease, Power-by-the-hour (“PBH”) and associated transactions between the Company’s segments had occurred for the comparative period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. After giving effect to this restatement the Company’s consolidated results remain unchanged as the restatement relates only to internal and eliminated transactions.

4.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:

	Three Months Ended
	July 31, 2005	July 31, 2004
Current service cost	$4,784	$5,156
Interest cost	7,473	7,622
Expected return on plan assets	(7,209)	(7,379)
Amortization of net actuarial and experience losses	2,512	2,083
Amortization of prior service costs	(6)	153
Amortization of transition amounts	12	123
Participation contributions	(667)	(901)
Total	$6,899	$6,857

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Financing charges

	Three Months Ended
	July 31, 2005	July 31, 2004
Interest on debt obligations	$10,825	$8,191
Amortization of deferred financing costs	617	738
Foreign exchange loss from operating activities and working capital revaluations	1,359	193
Foreign exchange loss (gain) on revaluation of long-term debt	(775)	37
Other interest and expenses	15	(160)
Total	$12,041	$8,999

6.	Restructuring costs

During the three months ended July 31, 2005, the Company expensed restructuring costs of $3.7 million (2005 - $0.8 million) in connection with restructuring activities. Restructuring costs were comprised of voluntary retirement and involuntary severance costs, professional and consulting fees, and costs associated with the relocation of a Heli-One repair and overhaul shop from Port Alberni to Vancouver, British Columbia. Of the $3.7 million expensed in the three-month period, $1.5 million relates to severance and termination costs.

Additional costs are expected to be expensed in relation to these restructuring initiatives with the majority of future costs relating to termination, severance, consulting, foreign exchange losses and derivative cancellation costs. The timing and final amount of these additional costs are dependent on a number of factors that are not yet fully known or determinable and will be expensed in future periods.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three months ended July 31, 2005:

Restructuring Costs
Accrual at April 30, 2005	$7,678
Expensed during the three months ended July 31, 2005	3,735
Paid during the three months ended July 31, 2005	(5,125)
Accrual at July 31, 2005	$6,288

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares
	000’s
	As at		Consideration
	July 31, 2005	April 30, 2005	July 31, 2005	April 30, 2005
Issued:
Class A subordinate voting shares	36,837	36,833	$222,727	$222,727
Class B multiple voting shares	5,866	5,866	18,431	18,431
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares
Employee purchase loans			(1,633)	(1,689)
			$239,525	$239,469

Contributed surplus			$3,446	$3,291

Class A subordinate voting shares that would be
issued upon conversion of the following:
Class B multiple voting shares	5,866	5,866
Share options	3,825	2,815
Convertible debt	1,379	1,379

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Per share information

	Three Months Ended July 31, 2005
	Net earnings			Weighted average number of	Net earnings per share
	Cont. ops.	Disc. ops.	Total	shares (000's)	Cont. ops.	Disc. ops.	Total
	$18,681	$(428)	$18,253	42,701
Shares as security for Class A subordinate
voting share employee purchase loans
				(729)
Basic	18,681	(428)	18,253	41,972	$0.45	$(0.01)	$0.44

Effect of potential dilutive securities:

Share options				2,042
Convertible debt	97	-	97	1,379
Shares as security for Class A subordinate
voting share employee purchase loans				729
Diluted	$18,778	$(428)	$18,350	46,122	$0.41	$(0.01)	$0.40

	Three Months Ended July 31, 2004[1]
	Net earnings			Weighted average number of	Net earnings per share
	Cont. ops.	Disc. ops.	Total	shares (000's)	Cont. ops.	Disc. ops.	Total
	$23,266	$(923)	$22,343	42,640
Shares as security for Class A subordinate
voting share employee purchase loans				(736)
Basic	23,266	(923)	22,343	41,904	$0.56	$(0.03)	$0.53

Effect of potential dilutive securities:

Share options				1,820
Convertible debt	97	-	97	1,379
Shares as security for Class A subordinate
voting share employee purchase loans				736
Diluted	$23,363	$(923)	$22,440	45,839	$0.51	$(0.02)	$0.49

1 Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

There were 22 million ordinary shares outstanding at July 31, 2005 and at April 30, 2005, all of which are owned by the Company’s majority shareholder. The payment of dividends on these ordinary shares requires minority shareholder approval which has never been requested or granted. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Related party transactions

a)	In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) and, as well, parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three-month periods ended July 31, 2005 and 2004 are summarized as follows:

	Three Months Ended
	July 31, 2005	July 31, 2004
Revenues	$14,198	$15,118
Direct costs	$38	$349
Capital asset additions	$1,434	$2,670

	July 31, 2005	April 30, 2005
Net amounts receivable in respect of such revenues, direct costs and capital asset additions	$17,115	$15,044

b)	During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2005 - $0.2 million), including amortization of the above noted discount, was recorded on the loan during the three month period ended July 31, 2005.

10.	Supplementary cash flow information

Cash interest paid during the quarter was $14.7 million (2005 - $2.5 million) and cash taxes paid was $1.9 million (2005 - $2.7 million).

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment. The leases provide for a cross-acceleration that could give the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2006 and 2013. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments is approximately $50.1 million at July 31, 2005 compared to $51.9 million at April 30, 2005. The resale market for the aircraft type for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

12.	Contingent liability

The Company entered into a contract that required the deployment of new aircraft during the fourth quarter of the prior fiscal year. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company was able to substitute aircraft to meet the customer’s flying needs. However, the customer believes it is entitled to compensation for the delay. The Company’s interpretation of the contract is that no compensation is payable. The customer and the Company continue with discussions to resolve this issue however, the potential outcome and amount of any settlement are presently unknown. As a result, no amounts have been accrued in relation to this issue as at July 31, 2005.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended
	July 31, 2005	July 31, 2004
Net earnings according to Canadian GAAP	$18,253	$22,343
Pre-operating expenses	1,187	(433)
Tax impact of pre-operating expenses	(398)	257
Gain on derivative instruments and hedging activities	23,378	3,327
Tax impact of gain on derivative instruments and hedging activities	(4,063)	(444)
Internal use software expenses	80	(94)
Tax impact of internal use software expenses	(25)	43
Amortization of guarantees recognized	(202)	(144)
Tax impact of amortization of guarantees recognized	55	75
Other, net of tax	11	16
Net earnings according to U.S. GAAP	38,276	24,946
Other comprehensive earnings, net of income tax
Foreign currency translation adjustment	(50,770)	(22,274)
Minimum pension liability adjustment	18,798	(28,318)
Tax impact of minimum pension liability adjustment	(5,744)	8,458
Foreign currency cash flow hedge adjustment	3,151	(1,241)
Tax impact of foreign currency cash flow hedge adjustment	(1,151)	339
Other, net of tax	381	206
Comprehensive earnings (loss) according to U.S. GAAP	$2,941	$(17,884)
Net earnings per share according to U.S. GAAP
Basic	$0.91	$0.60
Diluted	$0.83	$0.55

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the July 31, 2005 balance sheet are listed below:

•	Current assets would decrease by $7.3 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.

•	Property and equipment would increase by $1.1 million to record acquisition and amortization differences.

•	Long-term investments would increase by $2.1 million to adjust available-for-sale securities to fair market value.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

•	Other assets would decrease by $27.9 million to recognize minimum pension liability adjustment and the pre-operating costs adjustment, offset by the prepaid portion of asset value guarantees.

•	Future income tax assets would increase by $15.3 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.

•	Current liabilities would decrease by $5.9 million to recognize the fair value impact of the foreign currency contracts.

•
Other liabilities would increase by $47.3 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to hedged long-term debt and currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements.

•	Future income tax liabilities would decrease by $8.3 million to tax-effect adjustments to net earnings and comprehensive income under U.S. GAAP.

•	Long-term debt would increase by $0.4 million to record the full proceeds received from the issuance of convertible debt, and contributed surplus would decrease by $1.0 million.

•
Foreign currency translation adjustment would be eliminated and accumulated other comprehensive losses would be recorded at $109.9 million under U.S. GAAP for foreign currency translation, minimum pension liability, foreign currency cash flow hedges and other adjustments.

14.	Subsequent event

On September 9, 2005 the Company sold its remaining interest in Canadian Helicopters Limited (“CHL”) and realized net proceeds of approximately $48.3 million. The Company will record a combined pre-tax gain and dividend income of approximately $20 million on this divestiture. The final gain on sale is subject to adjustments of closing costs and expenses and equity accruals from July 31, 2005 to the date of sale. Equity earnings of CHL were $1.7 million for the first quarter of the current fiscal year and the carrying value of the investment in CHL was $28.3 million at July 31, 2005.